Exhibit 99.1

Gazit-Globe Ltd. (the “Company”)

Registration Number: 520033234

Securities of Corporations Listed For Trading on the Tel Aviv Stock Exchange

Name of Issuer: Gazit-Globe Ltd.

Street: 1 Hashalom Road, Tel-Aviv Israel 67892

Telephone: 972-3-694-8000 Fax: 972-3-696-1910

E-Mail: www.gazitglobe.com

To:	To:
Securities Exchange Commission	Tel Aviv y Stock Exchange Ltd.
www.isa.gov.il	www.tase.co.il

Immediate Report regarding the Changes in Holdings of Interested Parties, Officers, Directors

Regulation 33(a) of the Securities Regulations (Immediate and Periodic Reports), 1970

A

Name: Eran Nahum Ballan

ID Number: 022012843

Type of Holder: Senior Executive Vice President, General Counsel and Company Secretary

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260538

Name and Type of Security: Unregistered Options

Type of Change: Conversion of Options

Date of Change: December 16, 2012

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 80,000 Options

Holding Percentage of this type of Securities on the last report: 20.57%

Change in number of Securities: -15,000 Options

Current Balance: 65,000 Options

Current Holding Percentage of this type of Securities: 18.64%

Current Holding Percentage of Share Capital and Voting Rights: 0.00%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.04%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Conversion of Options into Ordinary Shares

Date of Change: December 16, 2012

Conversion Price: NIS 46.83 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 632 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: 3,053 Ordinary Shares

Current Balance: 3,685 Ordinary Shares

Current Holding Percentage of Share Capital and Voting Rights: 0.00%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.04%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Sale of Ordinary Shares

Date of Change: December 16, 2012

Sale Price: NIS 46.70 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 3,685 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.00%

Change in number of Securities: -3,053 Ordinary Shares

Current Balance: 632 Ordinary Shares

Current Holding Percentage of Capital and Voting Rights: 0.00%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.04%

B

Name: Gil Kotler

ID Number: 022308498

Type of Holder: Senior Executive Vice President and Chief Financial Officer

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Sale of Ordinary Shares

Date of Change: December 16, 2012

Sale Price: NIS 47.33 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 25,566 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.02%

Change in number of Securities: -5,566 Ordinary Shares

Current Balance: 20,000 Ordinary Shares

Current Holding Percentage of Capital and Voting Rights: 0.01%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.06%

C

Name: Arie Mientkavich

ID Number: 000129320

Type of Holder: Deputy Chairman

Does the Holder in Israel serve as a representative, for the purposes of reporting, on behalf of number of shareholders who together with Holder hold securities in the Company? No.

Citizenship/Country of Registration or Incorporation: Private person with an Israeli passport.

1.	Security Identification Code of shares on the stock exchange held by the Holder: 1260504

Name and Type of Security: Unregistered Options

Type of Change: Conversion of Options

Date of Change: December 16, 2012

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 200,000 Options

Holding Percentage of this type of Securities on the last report: 100%

Change in number of Securities: -100,000 Options

Current Balance: 100,000 Options

Current Holding Percentage of this type of Securities: 100%

Current Holding Percentage of Share Capital and Voting Rights: 0.06%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.12%

2.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Conversion of Options into Ordinary Shares

Date of Change: December 16, 2012

Conversion Price: NIS 46.83 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 37,520 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.02%

Change in number of Securities: 57,381 Ordinary Shares

Current Balance: 94,901 Ordinary Shares

Current Holding Percentage of Share Capital and Voting Rights: 0.06%

Current Holding Percentage of Share Capital and Voting Rights on a Fully Diluted Basis: 0.12%

3.	Security Identification Code of shares on the stock exchange held by the Holder: 126011

Name and Type of Security: Ordinary Shares

Type of Change: Sale of Ordinary Shares

Date of Change: December 16, 2012

Sale Price: NIS 46.70 per share

Are the shares held by the Holder considered to be Treasury Shares? No.

Previous Balance: 94,901 Ordinary Shares

Holding Percentage of this type of Securities on the last report: 0.06%

Change in number of Securities: -14,220 Ordinary Shares

Current Balance: 80,681 Ordinary Shares

Current Holding Percentage of Capital and Voting Rights: 0.05%

Current Holding Percentage of Capital and Voting Rights on a Fully Diluted Basis: 0.11%

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.